Exhibit 1




                         [EMBRAER LOGO GRAPHIC OMITTED]
              EMBRAER REPORTS SECOND QUARTER 2003 EARNINGS RELEASE
                                   IN US GAAP


        The company's operational and financial information is presented, except where otherwise indicated, on a consolidated basis
         in United States dollars (US$) in accordance with US GAAP. The financial data presented in this document for the
         quarters ended June 30, 2003, March 31, 2003 and June 30, 2002 are derived from our unaudited financial statements. In order to better understand the Company's operating performance, we are also presenting at the end of this release certain
                  information in accordance with the Brazilian
                        Corporate Law (Brazilian GAAP).


Sao Jose dos Campos, August 13, 2003 - Embraer (BOVESPA: EMBR3, EMBR4) (NYSE:
ERJ), one of the leading commercial aircraft manufacturers in the world, reports in second quarter 2003 (2Q03) net sales of US$ 567.0 million and net income of US$ 4.9 million, equivalent to diluted earnings per ADS of US$ 0.0281. The order backlog as of June 30, 2003 totaled US$ 27.1 billion, including US$ 10.3 billion in firm orders and US$ 16.8 billion in options.

Beginning in third quarter 2002 the real experienced vigorous exchange rate volatility against the U.S. dollar, which only began to decrease in intensity in first quarter 2003. In October 2002, the U.S. dollar/real exchange rate peaked at R$ 3.9552 to US$ 1 and equaled to R$ 3.5333 to US$ 1 at the end of 2002, representing a depreciation of the real for the year of 52.3%. The real/U.S. dollar exchange rate dropped to R$ 2.8720 to US$ 1 as of June 30, 2003, an appreciation of 14.3% during 2Q03 and 18.7% during the first six months of 2003. The appreciation of the real resulted in an increase mainly in cost of sales and services and research and development expense, despite a decrease in net sales, which caused a decline in gross margin.

In addition, we have entered into a number of swaps intended to balance our non-U.S. dollar-denominated assets against our non-U.S. dollar-denominated liabilities plus shareholders' equity in relation to our forecasts of future cash flows. These swaps primarily effectively convert our fixed and floating rate U.S. dollar-denominated debt and fixed and floating rate yen-denominated debt into CDI-based reais-denominated obligations. Because these swaps are not accounted for as hedging transactions under U.S. GAAP, these swaps are recorded at fair value on our balance sheet with unrealized gains and losses reflected as a component of interest expense. Due mostly to the 14.3% appreciation of the real, we recognized an unrealized loss on these swaps of US$ 85.0 million during the 2Q03.

In addition, during the first half of 2003, our customers experienced additional delays in receiving financing from BNDES. As a result, Embraer had higher U.S. dollar denominated trade accounts receivable and lower real-denominated cash and cash equivalents than it had expected, causing a net financial transaction loss of US$ 9.4 million.

The combined effects of the unrealized loss and the net financial transaction loss resulted in a substantial decrease in net income. Net income decreased from US$ 36.9 million to US$ 4.9 million.



Second Quarter Highlights

o A total of 28 jets were delivered during the quarter, two less than the 30 jets delivered in second quarter 2002 (2Q02).

o    Net Sales totaled US$ 567.0 million, 3.8% less than reported for 2Q02.

o    Income from operations totaled US$ 69.7 million, as compared to the US$
     119.5 million reached in 2Q02.

o Net income was US$ 4.9 million, compared to US$ 36.9 million for the same period in 2002.

o Three important aircraft sales agreements were entered into regarding the EMBRAER 170/190 jet family with JetBlue, US Airways and LOT, further evidencing the support for this aircraft family in the U.S. and European commercial airline markets.

o During the first half of 2003 Embraer had a net increase of 126 aircraft in orders for the EMBRAER 170/190 jet family.

o On June 2, 2003 Embraer announced its intention of establishing an industrial facility in Jacksonville, Florida, USA, with a view to supplying aircraft for the US defense and national security markets.

o    EMBRAER 175's first flight took place successfully in June.

o On June 15, 2003, Embraer revised the total number of jets to be delivered in 2003, from 132 to 110 units, and increased its aircraft delivery estimates for 2004, from 136 to 160 units.

o Embraer cancelled the Indigo contract for 23 Legacy shuttles on July 15, 2003.

o On April 24, 2003, Kawasaki Aeronautica do Brasil Industria Ltda. launched its new industrial plant located within the Embraer facility at Gaviao Peixoto.

Income Statement Highlights

A comparative table of the main items of Embraer's consolidated income statements presented below, regarding 1Q03, 2Q02, and 2Q03.


Income Statement & Other Data
Unaudited                                                               1Q03              2Q03                 2Q02
In US$ million, except % and earnings per ADS
Net Sales                                                              488.8              567.0              589.7
Gross profit                                                           194.1              206.7              231.4
Gross Margin (%)                                                       39.7               36.5                39.2
Selling, general administrative and other expenses                    (75.5)             (77.6)              (72.2)
Research & development                                                (35.5)             (51.4)              (35.4)
Employee profit sharing                                                (0.1)              (8.0)              (4.3)
Income from operations                                                 83.0               69.7               119.5
Operating margin (%)                                                   17.0               12.3                20.3
Interest income (expense), net                                        (27.0)             (100.1)              18.1
Financial transaction gain (loss), net                                  0.3               (9.4)              (58.8)
Other non operating income (expense), net                               1.4                0.2               (0.7)
Income (loss) before income taxes                                      57.7              (39.6)               78.1
Provision for income taxes                                            (13.2)              44.6               (41.0)
Minority interest                                                      (0.6)              (0.1)              (0.2)
Net income                                                             43.9                4.9                36.9
Net Margin (%)                                                          9.0                0.9                6.2
Depreciation & amortization                                            15.4               16.6                14.6
Earnings per ADS - basic                                              0.2545             0.0282              0.2142
Earnings per ADS - diluted                                            0.2535             0.0281              0.2137



Net Sales and Cost of Sales & Services

Embraer's net sales for 2Q03 totaled US$ 567.0 million, 3.8% below net sales for 2Q02 of US$ 589.7 million. This lower figure is a result of fewer aircraft delivered to the commercial airline market, partially offset by one additional aircraft delivered to the corporate market, and by increased revenues derived from the defense segment. The decline is also in part due to the lower average sale price of Embraer's product mix.

A total of 28 jets, including 25 commercial jet aircraft and three Legacy corporate jets, were delivered in 2Q03.

Deliveries
By Market            1Q03                      2Q03                     2Q02

Commercial            22                        25                       28
    ERJ 135            3                        6                        -
    ERJ 145           15                        13                       18
    ERJ 140            4                        6                        10

Corporate              1                        3                        2
    Legacy             1                        3                        2

Total                 23                        28                       30


The defense segment net sales increased from US$ 15.9 million in 2Q02 to US$
52.5 million in 2Q03, due to the recognition of revenues related to the Mexican government's program for the EMB 145 MP, and the Brazilian government's program for the EMB 145 AEW&C, ALX, and F-5.



Net Sale by Segment
In US$ millions                                              1Q03                    2Q03                   2Q02

                                                         US$       %             US$       %          US$       %
Commercial market                                       389.3     79.7          432.4     76.2       491.9     83.4
Defense market                                           55.2     11.3           52.5      9.3        15.9      2.7
Corporate market                                         15.3      3.1           49.8      8.8        38.0      6.4
Customer services & other related business               29.0      5.9           32.3      5.7        43.9      7.5

Total                                                   488.8    100.0          567.0    100.0       589.7    100.0


A comparison of net sales for the quarter with the US$ 488.8 million earned in the previous period (1Q03) shows a gain of 16.0%, arising from an increase in deliveries to the commercial and corporate markets offset by the lower average sale price of Embraer's product mix. This increase was partially offset by a 4.9% decrease in defense net sales.

Cost of sales and services for 2Q03 totaled US$ 360.3 million, as compared to US$ 358.3 million and US$ 294.7 million in 2Q02 and 1Q03, respectively. As approximately 10% of the cost of sales and services are real denominated, the currency's 14.3% exchange rate gain resulted in a corresponding increase in cost of sales and services for 2Q03. Consequently gross margin for 2Q03 was 36.5%, as compared to 39.2% and 39.7% for 2Q02 and 1Q03, respectively.


Operating Expenses & Income from Operations

During 2Q03, operating expenses totaled US$ 137.0 million and were 22.4% higher than 2Q02 operating expenses of US$ 111.9 million. This increase in operating expenses reflects the increases in selling expenses, research and development, and employee profit sharing, which was partially offset by a decrease in general and administrative expenses.


Selling Expenses

Selling expenses for 2Q03 of US$ 52.3 were 33.1% higher than the US$ 39.3 million recorded in 2Q02. This increase results basically from a non-cash charge of US$ 10.8 million relating to financial guarantees on aircraft delivered during the period. Embraer began incurring these non-cash charges in September 2002, based on changes in future aircraft market value estimates and the commercial airlines' credit ratings.


Research & Development

During 2Q03, research and development expense totaled US$ 51.4 million, an increase of 45.4% in comparison to an expense of US$ 35.4 in 2Q02. This increase stems partially from the development of the new EMBRAER 170/190 jet family, as we approach the latter development stages of the EMBRAER 170. Another determining factor in the increase in research and development expenses was the 14.3% exchange rate gain of the real during 2Q03, as 87% of these expenses are recorded in reais .


General & Administrative

General and administrative expenses for 2Q03 totaled US$ 25.8 million, a 16.0% decrease as compared to the same period for the previous year. This decrease results basically from a decrease in personnel expenses and expenses for outsourced providers, reflecting a continuation of Embraer's cost control strategy begun at the end 2001.


Employee Profit Sharing

Employee profit sharing is tied to the action plan and the meeting of specific goals, as well as dividend payments to Embraer's shareholders and recorded profit in accordance with Brazilian GAAP. The US$ 8.0 million provision recorded for 2Q03 was based on the payment of interest on shareholders' equity distributed in 2Q03 related to the first six months of the year, and on profits recorded for the same period under Brazilian GAAP. The increase over 2Q02 reflects the fact that in the first half of 2002, distributions on shareholders equity, and consequently accruals for employee profit sharing, occurred in the first and second quarters for the first half of 2002.

Income from Operations

Embraer's income from operations for 2Q03 totaled US$ 69.7 million, below the US$ 119.5 million recorded in 2Q02. In addition, operating margin for 2Q03 was 12.3%, compared to the 20.3% recorded in 2Q02. This decline in operating margin is basically due to the decrease in gross margin, as well as the increasing research and development expense and selling expenses.



Interest Income (expenses)

Despite the increase in average cash balances in 2Q03, Embraer's interest expenses rose to US$ 100.1 million, against US$ 18.1 in interest income for 2Q02.


Due to the 14.3% exchange rate gain of the real during the quarter, Embraer recorded an unrealized loss in the amount of US$ 85.0 million relating to its swaps, as discussed above. In addition, we recorded additional interest expense of US$15.1 million due to higher outstanding short-term borrowings.


Financial Transaction Gain (loss), net

Variations in this item refer mainly to the remeasurement of monetary assets and liabilities denominated in other currencies and that are adjusted to the U.S. dollar at the end of each period. Financial transaction loss, net decreased from US$ 58.8 million in 2Q02 to US$ 9.4 million in 2Q03. In 2Q03, this loss results from the effect of the 14.3% appreciation of the real on our net real-denominated liabilities, which were higher than expected due to the delay in payments by BNDES.


Provision for Income Taxes

The provision for income taxes decreased from an expense of US$41.0 million in 2Q02 to a tax benefit of US$44.6 million in 2Q03. The tax benefit in 2Q03 is mainly due to a loss for Brazilian tax purposes combined with the effect of the appreciation of the real on Embraer's real-denominated tax credits.


Net Income

Net income in 2Q03 was US$ 4.9 million as compared to US$ 36.9 million in 2Q02. The decrease in net income reflects the decrease in income from operations and the impact of the exchange rate gain of the real on the value of the swaps, as well as the increase in net real-denominated liabilities.

Balance Sheet Highlights

As of June 30, 2003, Embraer's cash and cash equivalents were US$ 868.3 million. On the same date, short and long term loans (excluding non recourse debt) totaled US$ 825.4 million. Therefore the Company had a net debt position (total loans minus cash and cash equivalents) of US$ 42.9 million.


Balance sheet data                                2Q03                    1Q03                    4Q02
In millions
Cash and cash equivalent                          868.3                   493.8                   656.8
Trade accounts receivable                         789.7                   913.2                   735.9
Inventories                                       1,028.8                 1,020.8                 880.3
Total assets                                      5,115.8                 4,396.8                 4,285.5
Short & long term loans                           825.4                   705.4                   552.6
Total liabilities                                 3,999.7                 3,261.6                 3,195.3
Net cash (debt)                                   42.9                    (211.6)                 104.2
Shareholders' equity                              1,116.1                 1,135.2                 1,090.2



Short Term and Long Term Loans

Embraer increased its total short term debt from US$ 367.6 million at March 31, 2003 to US$ 506.0 million at June 30, 2003. This increase was incurred to finance working capital during the quarter, primarily as a result of delays in payments on the purchase price of aircraft due to a delay in our customers' receiving financing from BNDES. As of June 30, 2003, 38.7% of Embraer`s total loans was related to long-term financing, compared to 47.9% on March 31, 2003.

In order to better match its currency and interest risks on monetary assets to its monetary liabilities, Embraer has entered into a number of swaps, primarily converting its fixed and floating rate U.S. dollar-denominated debt and fixed and floating rate yen-denominated debt into CDI-based real-denominated obligations. Therefore, taking into account these swaps, total short term and long term loans of US$ 482.7 million are effectively denominated in reais and indexed to the CDI, at a weighted average interest rate of 19.5% per annum representing 74.8% of the CDI.

The remaining US$ 343.3 million is denominated primarily in U.S. dollars with a weighted average interest rate of 5.5% per annum.


Cash and Cash Equivalents

Of the total balance in cash and cash equivalents of US$ 868.3 million, US$
368.2 million, or 42.4%, comprises investments in reais and the remaining 57.6% is primarily in U.S. dollars. Embraer's investment strategy is to maintain cash and cash equivalents sufficient to minimize the currency and interest rate risks of its assets and liabilities plus shareholders'equity.


Trade Accounts Receivable

Embraer ended 2Q03 with total trade accounts receivable of US$ 789.7 million, a decrease of US$ 123.5 million from March 31, 2003. The decrease in trade accounts receivable results from a decrease in the number of aircraft delivered during the period for which financing was pending, offset in part by delayed payments caused by delays in BNDES financing. Although BNDES provided US$ 397.3 million in financing during the quarter related to outstanding receivables, an additional US$ 211.4 million of trade accounts receivable represent payments pending receipt of BNDES financing at June 30, 2003. The remaining US$ 451.4 million of trade accounts receivable represent customers that are in the process of negotiating and structuring their financing arrangements. The balance refers to receivables for customer service and support and amounts payable by defense customers.

Inventories

Inventories remained practically stable at US$ 1,028.8 million at the end of the 2Q03, compared to US$ 1,020.8 million as of March 31, 2003. Inventories are at high levels mainly due to three factors:

1- the development of the new EMBRAER 170/190 jet family maintains six prototypes as part of the certification process. Moreover, production of the EMBRAER 170 for delivery began in 2Q03;

2- the Legacy corporate jets require more production time, primarily for assembly of the interior; and

3- the development of several defense programs, which require higher inventory levels due to a longer production time.


Capital Expenditures

Improvements and Modernization

Investments in the Company's improvements and modernization of industrial and engineering processes, machinery and equipment, totaled US$ 15.8 million during 2Q03, which when added to the US$ 15.6 million incurred in 1Q03 result in total capital expenditures of US$ 31.4 million for the first half of 2003.


Supplementary Information according to Corporate Law (Brazilian GAAP)

Today Embraer also reported its 2Q03 earnings in accordance with the corporate law accounting method (Brazilian GAAP), which according to Brazilian legislation must be used as a basis for calculating distribution of dividends and interest on shareholders' equity, income tax and social contribution. Below follows a selection of consolidated income data in accordance with Brazilian GAAP and in reais (R$).

Net revenues in 2Q03 totaled R$ 1,650.3 million and gross profit was R$ 521.0 million, with a gross margin of 31.6%. Income from operations for the period (including employee profit sharing) totaled R$ 282.4 million, with an operating margin of 17.1%. Income before taxes was R$ 27.3 million (1.7% of net revenues). Income tax and social contribution totaled R$ 4.5 million, representing an effective tax rate of 16.5%. Net income for the period totaled R$ 21.4 million (1.3% of net revenues).


Commercial, Corporate, and Defense Aircraft Markets

Commercial Aircraft

Three new sales contracts related to the EMBRAER 170/190 jet family were announced in the second quarter of 2003 - with LOT Polish Airlines, US Airways, and JetBlue Airways. These new orders show that the combination of high performance, low operating costs, and passenger comfort of the EMBRAER 170/190 jet family meets and exceeds the challenging requirements of the airline industry.

On April 25, 2003, Embraer and LOT Polish Airlines signed the final agreement for the purchase of ten EMBRAER 170 aircraft. The net impact on Embraer's firm orders backlog was six aircraft, since four of these will be delivered to LOT by means of operating leasing arrangements with GE Capital Aviation Services ("GECAS"). These four units were already included as firm orders to Embraer under an existing agreement with GECAS. The agreement with LOT also contemplates options for 11 EMBRAER 170s, which can be converted to EMBRAER 190/195s.

On May 12, 2003, Embraer announced an order by US Airways for 85 EMBRAER 170 aircraft, with first delivery estimated for late this year. According to the agreement, US Airways will receive 55 aircraft from Embraer and 30 under a pre-existing contract with GECAS. The US Airways contract also includes options for 50 EMBRAER 170 aircraft and 140 ERJ 145 aircraft.

In June 2003, JetBlue Airways ordered 100 EMBRAER 190 jets, deliveries of which are scheduled to begin in 2005. This airline also purchased options for an 100 aircraft of the same model. Fifteen of these are included under a pre-existing contract with GECAS.

Hence, during the first half of 2003, Embraer showed a net increase of 126 aircraft in firm orders for the EMBRAER 170/190 jet family. This takes into account the cancellation of 30 units by SWISS in the first quarter of 2003, and a firm order for 10 EMBRAER 190s by another customer. As of June 30, 2003, the Commercial Aircraft Segment had the following backlog position:


                                                                                                Firm orders
Product                              Firm orders           Options           Deliveries           Backlog
    ERJ 135                             121                  6                  100                21
    ERJ 140                             174                  45                 68                 106
    ERJ 145                             581                  434                502                79
    EMBRAER 170                         119                  157                -                  119
    EMBRAER 190                         110                  120                -                  110
    EMBRAER 195                         15                   32                 -                  15
Total                                   1,120                794                670                450



Corporate Aircraft

Owing to difficulties experienced by Indigo in 2Q03 and because of contractual issues, Embraer had excluded firm orders under the contract with Indigo beginning in June 2003. The cancellation of Indigo's contract for 23 firm orders and 50 options for Legacy aircraft occurred on July 15, 2003.


Defense Market

Embraer has actively sought expansion opportunities in the US defense and national security markets in view of the demand for advanced and cost effective Intelligence, Surveillance and Reconnaissance (ISR) systems. Thus, on June 2, 2003 Embraer announced its intention to inaugurate new industrial facilities in Jacksonville, Florida, intended for the production of aircraft destined to the US defense and national security markets. These new facilities, located at Cecil Commerce Center, fully qualify the company as a supplier for the US government's defense and national security programs.

As a part of this expansion, Embraer announced on July 7, 2003 that it had been invited by Lockheed Martin to form part of a group to participate in a bid for the development of the next generation of the US Army's Intelligence, Surveillance, and Reconnaissance systems, known as Aerial Common Sensor (ACS). Embraer would provide Lockheed Martin's projected ACS system with a platform based on the already worldwide operational ERJ 145/EMB 145.


Backlog

Embraer's firm orders backlog, including orders by the Commercial, Corporate, and Defense Markets, totaled US$ 10.3 billion at the end of the second quarter of 2003 and together with options reached US$ 27.1 billion. We demonstrate below the progression of backlog at the close of each quarter:

                           Firm order backlog in US$ billion
                         2Q02     3Q02     4Q02    1Q03   2Q03
 ------------------------------------------------------------------
 Firm order backlog      10.1      9.6      9.0     7.9   10.3
 Options                 13.7     13.0     13.2    11.3   16.8
 ------------------------------------------------------------------
 Total                   23.8     22.6     22.2    19.2   27.1


Aircraft Delivery Forecasts

As announced on June 15, 2003, as a result of a reassessment of the EMBRAER 170 certification campaign, the company estimated November 2003 as the new date for certification of the EMBRAER 170 aircraft. This decision stemmed from delays in finalizing systems tests and in the presentation of the relevant documentation, as well as the inclusion in the basic certification program of characteristics originally intended to be post-certification items. The EMBRAER 175 aircraft had a successful maiden flight on June 14 and its certification is expected for the third quarter of 2004. The EMBRAER 190 certification program was advanced to the third quarter of 2005, to be followed by the EMBRAER 195 certification in the third quarter of 2006.

In view of the new EMBRAER 170 certification estimates, economic uncertainties, and the adverse market conditions faced by the civil aviation market as a whole, and by the corporate jet field in particular, Embraer revised deliveries in 2003 from 132 to 110 aircraft.


Embraer's delivery estimates for 2004 were increased from 136 to 160 aircraft.


Investor Relations

During the second quarter of 2003, Embraer's preferred shares increased 39.8% in value, with a closing sale price of R$ 13.60 on June 30, 2003. During this period, the average daily trading volume at Bolsa de Valores de Sao Paulo (BOVESPA) - Sao Paulo Stock Exchange - was R$ 16.1million. Our common stock appreciated 26.2% during the quarter and ended the period quoted at R$ 10.45 per share, with an average daily trading volume of R$ 2.7million. During the same period, Ibovespa (the Sao Paulo Stock Exchange index) increased 15.1% in value.

The ADS's traded on the New York Stock Exchange (NYSE), increased 64.8% in value during the quarter, with a closing sale price of US$ 19.10 at the end of the period. The average trading volume on the NYSE during the quarter totaled 543,000 ADS's, equal to a financial volume of US$ 8.7 million. The Dow Jones Average increased 12.4% in value over the same period.

During this quarter, Embraer's Board of Directors approved the distribution of interest on capital covering the first and second quarters of the current fiscal year, totaling R$ 76.7 million, or equivalent to a distribution of R$ 0.110950 per preferred share and R$ 0.100870 per common share.


Recent Events

As part of the recent strategy to extend the maturity profile of its indebtedness, Embraer entered into a syndicated US$ 200 million loan agreement for a 7-year term, disbursement of which took place on July 1st, 2003. These funds are intended for the purchase of components, parts, and equipment for the production of the EMBRAER 170/190 jet family.

This transaction was led by Sumitomo Mitsui Banking Corporation (SMBC) with participating banks ABN Amro Bank, Credit Lyonnais and Societe Generale. Nippon Export and Investment Insurance (NEXI), the Japanese government's export credit arm, is responsible for covering commercial and political risks. NEXI's support in this transaction was unique, as this was the first time a policy was issued covering 90% of commercial risks, affording an attractive total cost, with interest at Libor plus 2.97% per annum including the cost of insurance.

Investor Meeting in New York

Embraer will host an Investor Meeting to discuss the Second Quarter Results in US GAAP on August 14, 2003 at 10:00 A.M. (New York time).

Local:
New York Palace Hotel
Room: The Holmes - 4th Floor
Address: 455 Madison Avenue
New York, New York - 10022

This meeting will also be available through a conference call and will be broadcasted live on the internet at the following address: www.embraer.com
                                                           ---------------

Conference Call Dial in Numbers:
US Participants: (1-866) 812-0442
International Participants: (55 11) 4613-0501
Security Access Code: Embraer

                EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A.

                          CONSOLIDATED BALANCE SHEETS

                         (in thousands of U.S. dollars)

                                     ASSETS

                                                       as of March 31,      as of June 30,
                                                      ------------------- -------------------
                                                             2003                2003
                                                      ------------------- -------------------
                                                                    Unaudited
CURRENT ASSETS
   Cash and cash equivalents                                     493,769             868,338
   Trade accounts receivable                                     913,174             789,697
   Collateralized accounts receivable                             63,214              76,881
   Inventories                                                 1,005,264           1,013,167
   Deferred income tax assets                                     94,198             104,520
   Other current assets                                           87,956              76,429

                                                      ------------------- -------------------
Total Current Assets                                           2,657,575           2,929,032
                                                      ------------------- -------------------

NONCURRENT ASSETS
   Held to maturity investments                                   23,853              24,449
   Collateralized accounts receivable                            864,203           1,287,702
   Inventories                                                    15,495              15,650
   Property, plant and equipment, net                            437,628             434,967
   Investments                                                     4,820               4,830
   Deferred income taxes                                          62,985              97,420
   Other noncurrent assets                                       330,294             321,767

                                                      ------------------- -------------------
Total noncurrent assets                                        1,739,278           2,186,785
                                                      ------------------- -------------------

                                                      ------------------- -------------------
     TOTAL ASSETS                                              4,396,853           5,115,817
                                                      ------------------- -------------------

                EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A.

                          CONSOLIDATED BALANCE SHEETS

                         (in thousands of U.S. dollars)

                      LIABILITIES AND SHAREHOLDERS' EQUITY



                                                       as of March 31,      as of June 30,
                                                      ------------------- -------------------
                                                             2003                2003
                                                      ------------------- -------------------
                                                                    Unaudited
CURRENT LIABILITIES
   Loans                                                         367,614             505,978
   Accounts payable to suppliers                                 322,987             278,742
   Customer advances                                             392,082             454,050
   Other accounts payable and accrued liabilities                592,647             720,591
   Contingencies                                                   8,606              10,111

                                                      ------------------- -------------------
     Total Current Liabilities                                 1,683,936           1,969,472
                                                      ------------------- -------------------

LONG-TERM LIABILITIES
   Loans                                                         337,842             319,465
   Customer advances                                              92,804             120,187
   Contribution from suppliers                                   236,152             236,572
   Other accounts payable and accrued liabilities                891,391           1,330,893
   Contingencies                                                   9,968              12,599

                                                      ------------------- -------------------
     Total long-term liabilities                               1,568,157           2,019,716
                                                      ------------------- -------------------

                                                      ------------------- -------------------
MINORITY INTEREST                                                  9,556              10,526
                                                      ------------------- -------------------

SHAREHOLDERS' EQUITY:                                          1,135,204           1,116,103

                                                      ------------------- -------------------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                  4,396,853           5,115,817
                                                      ------------------- -------------------

                EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A.

                        CONSOLIDATED STATEMENTS OF INCOME

                In thousands of U.S.dollars except per share data


                                                      Three months ended June 30,        Six months ended June 30,
                                                    -------------------------------    -----------------------------
                                                         2002            2003              2002            2003
                                                    --------------- ---------------    -------------- --------------
GROSS SALES:
   Domestic market                                        17,522           21,635          32,943           42,815
   Foreign market                                        569,952          545,062       1,125,158        1,016,014
   Sales deductions                                        2,213              349         (11,088)          (2,989)
                                                    --------------- ---------------    -------------- --------------
NET SALES                                                589,687          567,046       1,147,013        1,055,840
                                                    --------------- ---------------    -------------- --------------

Cost of sales and services                              (358,317)        (360,299)       (693,362)        (655,000)

                                                    --------------- ---------------    -------------- --------------
Gross Profit                                             231,370          206,747         453,651          400,840
                                                    --------------- ---------------    -------------- --------------

Operating expenses
   Selling expenses                                      (39,318)         (52,264)        (88,322)         (97,426)
   Research and development                              (35,363)         (51,420)        (76,592)         (86,922)
   General and administrative                            (30,758)         (25,822)        (57,393)         (50,578)
   Employee profit sharing                                (4,305)          (8,026)        (10,794)          (8,163)
   Other operating expense, net                           (2,165)             460          (4,548)          (5,135)
   Equity in income from affiliates                            -               10              87               85

                                                    --------------- ---------------    -------------- --------------
Income From Operations                                   119,461           69,685         216,089          152,701
                                                    --------------- ---------------    -------------- --------------

   Interest income (expense), net                         18,123         (100,100)         20,159         (127,089)
   Financial transaction loss, net                       (58,847)          (9,351)        (60,157)          (9,064)
   Other non-operating income (expense), net                (660)             192            (554)           1,622

                                                    --------------- ---------------    -------------- --------------
Income (loss) before Income Taxes                         78,077          (39,574)        175,537           18,170
                                                    --------------- ---------------    -------------- --------------

Provision for income taxes                               (41,003)          44,586         (70,391)          31,390

                                                    --------------- ---------------    -------------- --------------
Income Before Minority Interest                           37,074            5,012         105,146           49,560
                                                    --------------- ---------------    -------------- --------------

Minority interest                                           (190)            (137)           (564)            (733)

                                                    --------------- ---------------    -------------- --------------
Net Income                                                36,884            4,875         104,582           48,827
                                                    --------------- ---------------    -------------- --------------


   EARNINGS PER SHARE
     Basic
       Common                                               0.05             0.01            0.14             0.06
       Preferred                                            0.05             0.01            0.16             0.07

     Diluted
       Common                                               0.05             0.01            0.14             0.06
       Preferred                                            0.05             0.01            0.16             0.07

   WEIGHTED AVERAGE SHARES (thousands of shares)
     Basic
       Common                                            242,544          242,544         242,544          242,544
       Preferred                                         468,204          470,513         439,201          470,472

     Diluted
       Common                                            242,544          242,544         242,544          242,544
       Preferred                                         469,803          473,635         442,229          473,380

Earning Per Share - ADS Basic (US$)                       0.2142           0.0282          0.6341           0.2827
Earnings Per Share - ADS DILUTED (US$)                    0.2137           0.0281          0.6312           0.2815

                EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                            Three months ended on June 30,    Six months ended on June 30,
                                                            ------------------------------    ----------------------------
                                                                  2002          2003             2002          2003
                                                                       Unaudited                     Unaudited
Operating Activities
   Net Income                                                      36,884          4,875         104,582        48,827
     Adjustments to reconcile net income to net cash
     provided by(used in) operating activities:
     Depreciation and amortization                                 14,669         16,668          26,541        32,001
     Provision for doubtful accounts                                1,357          2,395           1,300         2,911
     Provision for inventory obsolescence                               -          2,308          (9,294)        4,707
     Deffered income and social contribution tax                   18,578        (44,757)         17,502       (39,099)
     Cumulative translations adjustments                           (1,131)         2,369          (5,924)        3,441
     Loss(Gain) on the disposition of assets                        3,138            178           3,317        (1,127)
     Equity in (income) loss from affiliates                            -            (10)            (87)          (85)
     Accrued interest recorded in loans                            22,207          9,515          30,594        16,698
     Minority interests                                               190            137             564           733
                                                                 --------       --------        --------      --------
                                                                   95,892         (6,322)        169,095        69,007

   Changes in assets and liabilities:                             388,143        283,118         440,203       (38,620)
                                                                 --------       --------        --------      --------

Net cash provided by operating activities                         484,035        276,796         609,298        30,387

Investing Activities
   Purchase of property, plant and equipment                      (32,120)       (15,768)        (75,436)      (31,375)
   Proceeds from the sale of property, plant and equipment            341            691             342         2,250
   Held to maturity investments                                    (9,683)          (596)         (5,687)       (1,186)
   Customer and commercial financing - net additions              (22,521)         8,740         (14,498)       (2,274)
   Guaranteed deposits and compulsory loans                       (10,984)          (585)         (3,479)       (1,155)

                                                                 --------       --------        --------      --------
Net cash used in investing activities                             (74,967)        (7,518)        (98,758)      (33,740)

Financing Activities
   Repayment of loans                                            (271,264)      (149,362)       (592,408)     (286,056)
   Proceeds from borrowings                                       193,650        260,102         325,922       544,409
   Proceeds from the issuance of shares                               353            157             353           157
   Dividends paid                                                 (68,220)        (2,814)        (92,689)      (38,564)
   Payments of refinanced taxes                                    (2,193)          (536)         (3,710)         (939)
   Payments on capital lease obligations                           (2,267)        (2,256)         (5,056)       (4,138)

                                                                 --------       --------        --------      --------
Net cash provided (used) by financing activities                 (149,941)       105,291        (367,588)      214,869
                                                                 --------       --------        --------      --------


Net increase in cash and equivalents                              259,127        374,569         142,952       211,516

Cash and cash equivalents at beginning of period                  633,127        493,769         749,302       656,822
                                                                 --------       --------        --------      --------

Cash and cash equivalents at end of period                        892,254        868,338         892,254       868,338
                                                                 ========       ========        ========      ========